Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

February 10, 2017

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski Senior Counsel U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise For-Sale Housing eFUND – Washington DC, LLC Draft Offering Statement on Form 1-A
Submitted December 14, 2016
CIK No. 0001660983

Dear Ms. Gowetski:

This letter is submitted on behalf of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 10, 2017 (the “Comment Letter”) with respect to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001660983) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on December 14, 2016, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 1 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Jennifer Gowetski

Division of Corporation Finance

February 10, 2017

General

1.	We note your disclosure that you intend to combine real estate investment opportunities with home buying opportunities and that you will primarily target the marketing of this offering and your For-Sale Housing to potential “homebuyer investors.” Please revise to clarify what you mean by “homebuyer investors” and whether the persons who are your common shareholders and homebuyer investors will overlap. With a view toward understanding whether there may be an investment contract, please revise to more specifically describe any incentives or services, including first-access or first-right to purchase, to be given or offered to your common shareholders and/or homebuyer investors.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its disclosure to further clarify the meaning of “homebuyer investors” by adding the following to the “Questions and Answers About This Offering” section of the offering circular:

Q:            What is a “homebuyer investor”?

A:            A “homebuyer investor” is an investor in the eFundTM, or any of the other various clients of Fundrise Advisors, LLC, who may one day be interested in buying a home that may be offered for sale by the Company.

The Company advises that the common shares purchased by shareholders who become “homebuyer investors” will not differ in any respect from the common shares purchased by shareholders who do not become “homebuyer investors.” Each of the securities offered pursuant to the offering circular will be entitled to only those rights set forth in the offering circular under “Description of Our Common Shares.” However, the Company’s Manager, in an effort to lower the Company’s investment risk, may choose, but is not obligated, to (i) sell For-Sale Housing to “homebuyer investors” at lower than market prices and/or (ii) provide certain other incentives to “homebuyer investors”, as stated in the offering circular:

While we intend to use our best efforts to obtain the best price possible, in an effort to provide a greater risk adjusted return, the Manager may choose to sell any for-sale home to homebuyer investors at a price lower than the highest theoretical price obtainable if the home were widely marketed, to provide a rebate or financial incentive to homebuyer investors, to give homebuyer investors first-access or first-right to purchase homes before being widely marketed, and generally may choose to give homebuyer investors advantages and economic benefits for purchasing a home that an unrelated, unknown third party would not receive. We intend these incentives to be made solely available to homebuyer investors, and not to homebuyers generally, with an aim to lower the investment risk associated with the sales process.

Ms. Jennifer Gowetski

Division of Corporation Finance

February 10, 2017

In addition, in an effort to attract what the Company believes is a built-in pool of likely homebuyers, the Company will target the marketing of both the Company and the For-Sale Housing to potential “homebuyer investors” in the Washington DC metropolitan statistical area. However, all investors in the Company (and in certain other Fundrise programs), regardless of geographic location, will have an opportunity to become “homebuyer investors” and, if the Manager elects to sell any of the For-Sale Homes at less than market prices and/or to provide other incentives, to take advantage of such incentives.

2.	We note that you have included disclosure indicating that you may invest in real estate-related debt. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.

Response to Comment No. 2

The Company has advised that it expects all of its assets, other than cash held by it directly, to be held through its wholly-owned and majority-owned subsidiaries (“Subsidiaries”). With respect to Subsidiaries holding real estate-related debt, the Company expects those Subsidiaries to qualify for the exclusion from regulation as an investment company afforded by Section 3(c)(5)(C) of the Investment Company Act.

Section 3(c)(5)(C) generally excludes from the definition of investment company any company that is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate”. The Staff has provided guidance through various interpretive and no-action letters on the meaning of being engaged primarily in the business of purchasing or otherwise acquiring mortgage and other liens on and interests in real estate for purposes of Section 3(c)(5)(C). The Staff has stated that it would regard an issuer as being engaged primarily in said business if (1) at least 55% of the value of the issuer’s assets consists of real estate interests (“Qualifying Assets”), (2) at least 80% of the value of the issuer’s assets consists of investments in (a) Qualifying Assets plus (b) other assets that are not Qualifying Assets but are real estate-related assets (“Real Estate Related Assets”) and (3) no more than 20% of the value of the issuer’s assets consists of assets other than Qualifying and Real Estate Related Assets. (NAB Asset Corp., SEC No-Action Letter (June 20, 1981)). The Company expects certain of its Subsidiaries to hold the commercial mortgage loans and other commercial real estate related assets that the Company originates or acquires under this exclusion.

Ms. Jennifer Gowetski

Division of Corporation Finance

February 10, 2017

Pursuant to the foregoing, certain of the Company’s Subsidiaries will treat their real estate-related debt investments which will consist of first mortgage loans, B-Notes and mezzanine loans as Qualifying Assets as more fully described below.

•	First Mortgage Loans. The Subsidiaries will hold first mortgage loans that are fully secured by the real estate.

•	B-Notes. The Subsidiaries will hold B-Notes meeting the following criteria:
o	the applicable Subsidiary will perform the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;
o	the B-Notes will be fully secured by real property;
o	the B-Notes will provide the Subsidiary with the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower;
o	the Subsidiary will have approval rights in connection with any material decision pertaining to the administration and servicing of the mortgage loan and with respect to any material modification of the mortgage loan agreements; and
o	in the event the mortgage loan becomes non-performing, the Subsidiary will have effective control over the remedies relating to the enforcement of the mortgage loan including ultimate control of the foreclosure process. (Capital Trust, Inc. SEC No-Action Letter (Feb. 3, 2009)).

•	Mezzanine Loans. The Subsidiaries will hold mezzanine loans meeting the following criteria:
o	the mezzanine loans will be Tier 1 loans;
o	the mezzanine loans will be made specifically and exclusively for the financing of real estate;
o	the mezzanine loans will be underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;
o	the Subsidiary will exercise ongoing control rights over the management of the underlying property to the same extent as is customary for holders of a second mortgage (e.g., rights relating to the approval of major leases, budget improvements, capital expenditures and the application of insurance proceeds or condemnation awards as well as the right to replace the property manager in case of default on the loan);
o	the Subsidiary as lender will have the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;
o	the true measure of the collateral securing the loan will be the property being financed and any incidental assets related to the ownership of the property; and
o	the Subsidiary will have the right to foreclose on the collateral and, through its ownership of the property-owning entity, become the owner of the underlying property (Capital Trust, Inc. SEC No-Action Letter (May 24, 2007)).

Ms. Jennifer Gowetski

Division of Corporation Finance

February 10, 2017

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response to Comment No. 3

In response to the Staff’s comment, the Company has reviewed the applicability of the tender offer rules to its share repurchase program in determining that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters and acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its share repurchase program. The Company will contact the Division’s Office of Mergers and Acquisitions with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Corporation Finance.

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

Response to Comment No. 4

In response to the Staff’s comment, the Company has reviewed the applicability of Regulation M to its share repurchase program and acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase program.  The Company will contact the Division of Trading and Markets with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Market Regulation.

Ms. Jennifer Gowetski

Division of Corporation Finance

February 10, 2017

Offering Summary, page 13

5.	Please revise the risk factor and the summary section of your prospectus to describe the issues investors may face as a result of receiving a Schedule K-1. In particular, we note that Schedules K-1 are usually complex, may involve the engagement by investors of sophisticated tax experts and may lead to a taxable event even if the security is not sold.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised its disclosure in both the “Offering Summary” section of Amended Submission, at page 24, and also in the “Risk Factors” section of the Amended Submission, at page 60, to address issues investors may face as a result of receiving a Schedule K-1.

Valuation Policies, page 20

6.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response to Comment No. 6

Please see Exhibit A for the template the Company expects to use for future NAV disclosures, which is consistent with a similar NAV template that we understand was reviewed and accepted as part of the Rich Uncles S-11 review process.

7.	We note your disclosure that you intend to provide your NAV per share on a semi-annual basis. We further note your references throughout the document to a quarterly NAV. For example purposes only, your disclosure on page 21 states that you will file an offering circular supplement disclosing the quarterly determination of your NAV per share on a semi-annual basis. Please revise your disclosure to clarify whether your NAV will be calculated quarterly or semi-annually or advise.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised its disclosure relating to the calculation and disclosure of its NAV to indicate that beginning December 31, 2018, NAV will be adjusted and disclosed at the end of each semi-annual period, or such other period as determined by the Company’s Manager in its sole discretion, but no less frequently than annually. The disclosure has been further revised to indicate that the Company’s Manager has initially determined to adjust NAV semi-annually.

Ms. Jennifer Gowetski

Division of Corporation Finance

February 10, 2017

8.	We note your disclosure that your sponsor’s internal accountants and asset management team will calculate NAV and that the estimated values of each of your commercial real estate assets and investments will be determined by your sponsor’s asset management team. Please revise your disclosure to provide more specific information regarding your sponsor’s asset management team, including identifying the individuals that make up your sponsor’s asset management team, and specifically describe, elsewhere as applicable, any risks and/or conflicts arising from the lack of any valuation expert or advise.

Response to Comment No. 8

In response to the Staff’s comment, the Company has updated its disclosure with the following description of its asset management team:

As of the date of this Offering Circular, our sponsor’s real estate and accounting teams are composed of eighteen professionals with more than 100 years of combined experience. Of these professionals, the primary real estate management team is made up of three officers of our sponsor, two real estate vice presidents, three real estate senior associates, four real estate analysts, and five accountants. All of these professionals play a role in asset management because our sponsor takes a “cradle to grave” approach to asset management, meaning that the real estate team that closes a deal is then responsible for asset management of the property for the life of the investment.

Members of our sponsor’s real estate team have previously worked as real estate developers, fund managers, real estate brokers, and home-builders, while members of our sponsor’s accounting team have worked as auditors, fund accountants, and property accountants. Prior to being employed by our sponsor, these team members accumulated direct management experience with real estate development, fund management, leasing, construction and financing in excess of $2 billion of real estate, not including their experience with our sponsor.

In the five years since launching, our sponsor’s real estate and accounting teams have acquired and asset managed more than 75 real estate properties totaling in excess of $1 billion in asset values. Throughout 2015 and 2016, our sponsor’s real estate and accounting teams have worked with outside valuation experts in determining the Net Asset Value calculation for both the Fundrise Real Estate Investment Trust LLC and Fundrise Equity REIT LLC. Based on this experience, our sponsor believes that its real estate team has a more intimate and detailed understanding of the properties than typical outside consultants and that its real estate and accounting teams can more accurately estimate the NAV of the Company.

Ms. Jennifer Gowetski

Division of Corporation Finance

February 10, 2017

In addition, our sponsor believes that it will ultimately be much more cost effective and efficient to produce NAV through its own real estate and accounting teams than through the use of outside valuation consultants.

In addition, the Company has revised the disclosure to include the risks inherent in having NAV calculated internally, including that there can be no assurance that the estimates used by our sponsor’s internal accountants and asset management team to calculate our NAV, or the resulting NAV, will be identical to the estimates that would be used, or the NAV that would be calculated, by an independent consultant, and that there may be conflicts of interest that arise out of having NAV calculated by our sponsor.

Management, page 66

Recent Developments Regarding our Manager’s Executive Officers, page 69

9.	We note your disclosure on page 69 that based on the results of the investigation conducted by the independent registered public accounting firm, your Manager concluded that there was no merit or reasonable basis to Mr. McCord’s allegations. Please provide an analysis regarding the consideration you gave to including a written consent from the Public Accounting Firm as an exhibit or revise your disclosure. Please refer to Item 17.11(a) of Part III to Form 1-A.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised its disclosure regarding the Public Accounting Firm’s report to be consistent with Item 17.11(a)(ii) of Part III to Form 1-A as well as Question 233.02 of the CD&I. Item 11.11(a)(ii) requires the written consent of the expert that “authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary.”

In the context of a registration statement under the Securities Act of 1933, as amended, the Staff has addressed the requirement of written consents in Question 233.02 of the CD&I. Specifically, the Staff clarified that a written consent is not required “simply because the registrant used or relied on the third party expert’s report . . . in connection with the preparation of a Securities Act registration statement.” Rather, the Staff explained that the key issue was whether the “related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant.” The Staff went on to note that a written consent would not be required in a situation where “the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert. . . .”

Ms. Jennifer Gowetski

Division of Corporation Finance

February 10, 2017

The Company believes its revised disclosure on page 69 of the Amended Submission comes within the Staff’s clarification in Question 233.02 of the CD&I. Specifically, the Company has revised its disclosure to attribute its findings with respect to Mr. McCord’s allegations to the Company’s own investigation after considering or relying upon the report of the Independent Accounting Firm:

Based on the results of its own investigation, as supported by the report of the Independent Accounting Firm, our sponsor continues to believe that there is no merit or reasonable basis to Mr. McCord's allegations.

In addition, the Company has revised its disclosure to attribute its findings with respect to the sponsor’s Project Dependent Note investment program to the Company’s own analysis after considering or relying upon the Independent Accounting Firm’s review:

Finally, the Independent Accounting Firm was engaged to review the cash inflows and outflows with respect to our sponsor’s Project Dependent Note (defined below) investment program. Based on such review, which included tracing funds to the applicable investment and bank statements, our sponsor concluded that all funds received and distributed (through interest and repayment) were appropriately accounted for without exception.

Prior Performance Summary, page 113

10.	Please balance your disclosure in this section by including a discussion of the major adverse business developments experienced by any Originated Program, or advise us why you do not believe this disclosure is material. Refer to Section 8.A(2) of Industry Guide 5.

Response to Comment No. 10

In response to the Staff’s comment, the Company has reviewed Section 8.A(2) of Industry Guide 5 and does not believe any adverse business development or condition in the Originated Program requires additional disclosure in the “Prior Performance Summary”. Please note that in its Offering Statement, the Company has already disclosed in the “Management” section, as well as the “Subsequent Events” section of the Notes to the Financial Statements, the termination of Mr. Michael S. McCord as the Manager’s Chief Financial Officer and Treasurer and the appointment of Mr. Benjamin S. Miller as the Manager’s Interim Chief Financial Officer and Treasurer on February 9, 2016.

Index to Financial Statements of Fundrise For-Sale Housing eFund – Washington DC, LLC, page F-1

Ms. Jennifer Gowetski

Division of Corporation Finance

February 10, 2017

11.	Please amend your offering statement to provide updated financial statements; refer to Form 1-A Part F/S, (c)(1)(i).

Response to Comment No. 11

In response to the Staff’s comment, the Company has amended its offering statement to provide updated financial statements as of June 30, 2016.

12.	We note that in previously organized programs of your sponsor, disclosure was made indicating that legal fees incurred in establishing the initial real estate investment trust programs would be capped at $312,500 per program, with any additional expense being allocated to future similar programs. Please tell us if this policy is applicable to the DC For-Sale eFund. If DC For-Sale eFund is considered a “future program,” to which excess organizational and offering costs will be allocated, please tell us what consideration you gave to disclosing this fact, as well as any estimates of excess costs to be allocated.

Response to Comment No. 12

Our sponsor has agreed to allocate legal fees incurred in establishing its first ten (10) similarly structured eREIT programs such that no one such eREIT program incurs legal fees in excess of $312,500 per program. The DC For-Sale eFund is not a real estate investment trust program; it is a new product. The Company’s sponsor has determined that it would not be appropriate to allocate costs associated with the establishment of its eREIT programs to this new product. The DC For-Sale eFund is, therefore, not considered a “future program” and will not be allocated any associated excess organizational and offering costs otherwise incurred by the eREIT programs.

[Remainder of this page left intentionally blank]

Ms. Jennifer Gowetski

Division of Corporation Finance

February 10, 2017

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,
Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Rise Companies Corp.

Tiffany Williamson
Goodwin Procter LLP

Exhibit A

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON, DC, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	Our [semi-annual] [annual] net asset value (“NAV”) per common share, including historical share pricing information;

•	the components of NAV as of ____, 20__;

•	[the status of our share redemption plan;]* and

•	[our historical share pricing information.]*

_______________________

*as applicable

Semi-Annual Pricing Supplement

As of ______, 20__, our NAV per common share is $____. This NAV per common share shall be effective through ________, 20__, unless updated to us prior to that time. The NAV that was in effect prior to            , 20    , was $________ per common share.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)	[June 30, 2016]	[December 31, 2016]
ASSETS:
Investments, at fair value	$222	$111
Real estate properties, at fair value	122	61
Loans and debt securities related to real estate, at fair value	50	25
Other real estate-related investments, at fair value	50	25
Non-real estate-related investments, at fair value	0	0
Cash and cash equivalents	222	111
Receivable for securities sold and principal repayments	222	111
Interest receivable	222	111
Total assets	888	444

LIABILITIES:
Payable for securities purchased	$22	$11
Distribution payable	22	11
Accrued interest payable	22	11
Accrued expenses and other liabilities	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Member’s Equity (10,000 common shares at $10 per share)	$100	$100
Additional paid in capital	-	-
Retained earnings	700	300
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE, on [_____] shares issued and outstanding [1]	$80.00	$40.00
[1] The total shares issued and outstanding used in the computation of net asset value per share is the amount of shares immediately prior to redemptions that are processed and effective on _____, 20__, as the NAV per share price is used to determine the redemption price in certain cases under our redemption plan.________

On _____, 20__, the Company announced that its net asset value per share (“NAV”) as of ____, 20__ is $___ per share of our Common Shares. This NAV per common share shall be effective until ____, 20__, unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our offering circular, our goal is to provide a reasonable estimate of the market value of our shares on a semi-annual basis (or such other periodic basis as determined by the Manager in its sole discretion, but no less frequently than annually), with the understanding that our common shares are not listed or traded on any stock exchange or other marketplace. However, the majority of our assets will consist of land acquired for the development and sale of For-Sale Housing, including some commercial or residential properties that can be repurposed into For-Sale Housing, and, as with any commercial real estate valuation protocol, the conclusions reached by our sponsor’s internal accountants or asset management team, as the case may be, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given semi-annual period (or such other period as determined by the Manager in its sole discretion, but no less frequently than annually), our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our sponsor’s internal accountants and asset management team calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, as determined by our sponsor’s asset management team, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions and (4) estimated accruals of our operating revenues and expenses. [In addition, for our ____, 20__ and ____, 20__ NAV calculation, our internal accountants engaged an independent third-party to prepare a valuation review report to be used in conjunction with determining our NAV per common share. There can be no assurance that our internal accountants will engage such independent party in connection with future calculations of our NAV per common share.]

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current [semi-annual] [annual] period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $__ per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $__. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after ____, 20__, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the [semi-annual] [annual] NAV per common share, as determined in accordance with our valuation policies, for each [semi-annual] [annual] period from ____, 20__ to ____, 20__.

Date	NAV Per Share
____, 20__	$__
____, 20__	$__